UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-34661

Newegg Commerce, Inc.

(Translation of registrant’s name in English)

21688 Gateway Center Drive, Suite 300

Diamond Bar, CA 91765

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Detention of Chief Executive Officer of Newegg’s Largest Stockholder

Newegg’s largest stockholder, Hangzhou Lianluo Interactive Information Technology Co., Ltd. (“Lianluo”), has made a public announcement regarding the detention of its chief executive officer, Mr. Zhitao He. Mr. He is also the chairman of the board for Newegg. Attached is the original announcement made by Lianluo in Chinese, along with an English translation of the announcement.

Mr. He’s detention does not currently impact Newegg’s business or operations, and Newegg’s board continues to function in the ordinary course of business during Mr. He’s absence.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
99.1	Disclosure from Lianluo (Chinese)
99.2	Disclosure from Lianluo (English Translation)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Newegg Commerce, Inc.

January 20, 2026	By:	/s/ Christina Ching
Christina Ching Interim Chief Financial Officer

2